EX-99.(k)(3)

G-X PRIVATE MARKETS

EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 28th day of August 2026, by and between G-X PRIVATE MARKETS, a Delaware statutory trust (the “Fund”), and the investment adviser of the Fund, GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the “Investment Adviser”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end management investment company;

WHEREAS, the Investment Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Management Agreement between the Fund and the Investment Adviser dated as of the 22nd day of May 2026 (the “Investment Management Agreement”); and

WHEREAS, the Fund’s Board of Trustees (the “Board”) and the Investment Adviser have determined that it is appropriate and in the best interests of the Fund to limit certain expenses of the Fund and, therefore, have entered into this Agreement in order to maintain the Fund’s expense ratio within the Annual Limit, as defined below;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Definition. For purposes of this Agreement, the term “Expenses” with respect to the Fund, is defined to include all expenses of every character of the Fund except (1) management fees and incentive fees paid under the Investment Management Agreement; (2) acquired fund fees and expenses; (3) transfer agency fees and expenses; (4) distribution and service fees, as applicable; (5) taxes; (6) interest; (7) credit facility commitment fees; (8) other borrowing-related costs; (9) brokerage fees; (10) expenses of shareholder meetings, litigation and indemnification; and (11) extraordinary expenses. For the avoidance of doubt, the term “Expenses” include the Fund’s organizational and offering costs.

2. Limit on Expenses. The Investment Adviser hereby agrees to limit the Fund’s Expenses so that the total annual amount does not exceed 0.60%, on an annualized basis, of the Fund’s average monthly net assets (the “Annual Limit”).

3. Reimbursement of Fees and Expenses. The Investment Adviser retains its right to receive reimbursement of any fees waived or assumed by it pursuant to this Agreement within thirty-six months after the month in which the Investment Adviser incurred the expense, if such reimbursement can be achieved within the Annual Limit or that was in effect at the time of the waiver, whichever is lower. Notwithstanding anything to the contrary, this Section 3 of this Agreement shall survive any termination of this Agreement with respect to any expenses that have not been reimbursed by the Fund to the Investment Adviser.

4. Term. This Agreement shall become effective on the date first above written and shall remain in effect for at least a one-year period commencing on the date that the Minimum Offering Requirement is met (as defined in the Fund’s Prospectus) and the Fund commences operations unless sooner terminated as provided in Section 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is consented to by the Investment Adviser and specifically approved at least annually by a majority of the Board.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, upon sixty (60) days’ written notice to the Investment Adviser. This Agreement may not be terminated by the Investment Adviser without the consent of the Board. This Agreement will automatically terminate if the Investment Management Agreement is terminated, with such termination effective upon the effective date of the Investment Management Agreement’s termination.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

G-X PRIVATE MARKETS		GOLDMAN SACHS ASSET MANAGEMENT, L.P.

By:	/s/ Mitch Howell	By:	/s/ Mitch Howell
Name:	Mitch Howell	Name:	Mitch Howell
Title:	Co-Chief Executive Officer	Title:	Managing Director